Jaime L. Chase +1 202 728 7096 jchase@cooley.com	By EDGAR and courier

June 11, 2018

Dorrie Yale

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kezar Life Sciences, Inc.

Registration Statement on Form S-1

Filed May 24, 2018

File No. 333-225194

Dear Ms. Yale and Ms. Breslin:

On behalf of Kezar Life Sciences, Inc. (“Kezar” or the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2018 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 24, 2018 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”). In addition to addressing the comment raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Amendment No. 2. For the Staff’s reference, we have included two copies of the Amendment No. 2 marked to show all changes from the Registration Statement.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the response below, page number references are to the Amendment No. 2.

Registration Statement on Form S-1

Determination of Offering Price, page 134

1.	We note your response to comment 10 of our April 13, 2018 letter as well as your disclosure on page F-13 outlining the conditions required for the automatic conversion of your redeemable convertible preferred stock. In connection with your pro forma presentation in this filing, please confirm to us that you currently expect the offering to meet the conditions for automatic conversion, including the minimum offering price requirement. If you subsequently conclude that the conditions may not be satisfied, please revise the filing accordingly.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

June 11, 2018

Page Two

In response to the Staff’s comment, the Company confirms that it currently expects the offering to meet the conditions for automatic conversion, including the minimum offering price requirement. The Company advises the Staff that on June 8, 2018, the Company filed an Amended and Restated Certificate of Incorporation (the “Certificate”) effecting a 1-for-5.62 reverse stock split of its issued and outstanding common stock and redeemable convertible preferred stock. In connection with the reverse stock split, the Certificate also adjusted the minimum price per share required in a firm-commitment underwritten public offering of the Company’s common stock in order for the preferred stock to automatically convert to common stock. The minimum price post-split was $15.884 and has been adjusted to now be $7.942. This updated information is included on pages F-13, F-21 and F-32 of Amendment No. 2.

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Please contact me at (202) 728-7096, Laura Berezin at (650) 843-5128 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Fowler, Kezar Life Sciences, Inc.

Christopher Kirk, Kezar Life Sciences, Inc.

Marc Belsky, Kezar Life Sciences, Inc.

Laura A. Berezin, Cooley LLP

Robert W. Phillips, Cooley LLP

B. Shayne Kennedy, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Brett C. Urig, Latham & Watkins LLP

178749870 v2

Cooley LLP   1299 Pennsylvania Avenue, NW, Suite 700   Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com